Exhibit 99.1

Tiziana Life Sciences Announces Timetable of Demerger of Accustem

(for holders of Tiziana ADRs)

New York, London 27 October 2020 — Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) ("Tiziana" or the "Company"), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announces that it is confirming the timetable for the Accustem Sciences Limited ("Accustem") demerger (the "Demerger") for holders of the Company’s American Depositary Receipts (“ADRs”).

The demerger of Accustem is the spinoff of Tiziana’s StemprintER, a novel biology-based genomic predictor of distant recurrence in breast cancer. In two posters presented at ASCO, StemPrintER outperformed Oncotype DX in 10-year risk prediction in more than 800 ER+/HER2-postmenopausal breast cancer patients, including lymph node-negative (N0) and 1 to 3 lymph node-positive (N1-3) patients. The integration of the stem cell biology-based genomic tool, StemPrintER, with clinicopathological parameters for the prediction of distant recurrence in ER+/HER2-breast cancer patients demonstrated that the next-generation StemPrintER RiskScore (SPARE) model is approximately 20% superior to the traditional clinicopathological parameters, as expressed by the CTS, in providing prognostic information in more than 1,800 ER+/HER2-patients analyzed; and up to 40%-50% more accurate in lymph node-negative (N0) and 1 to 3 lymph node-positive (N1-3) patients.

The timetable for the Demerger and the record date for distribution of the Accustem ADRs to the holders of Tiziana ADRs is as follows:

Final Court Hearing to Approve Reduction of Capital	27 October 2020*
Tiziana ADR I&C Register closure	28 October 2020**

Reduction of Capital becomes effective	29 October 2020*

Completion of Demerger	30 October 2020*

Record date for holders of ADRs	6 November 2020***

* These dates are the same for holders of Tiziana Shares and Tiziana ADRs

** From 5:00pm (EDT) on 28 October 2020, the portion of the Tiziana ADR register regarding the issuance and cancellation of ADRs held by JPMorgan as Depositary Bank for the ADR Program will be closed until this action is completed. This action will not suspend Nasdaq trading of the Tiziana ADSs. However, for technical reasons, the ADR Record Date can only be established at a later date.

***Due to complexities of the US securities laws and the rules of the Nasdaq Capital Market, the ex-entitlement date for holders of the Tiziana ADRs (traded on Nasdaq) is dependent on the actual delivery date of the new Accustem ADRs (which will each represent 2 Accustem Shares to mirror the position of the Tiziana ADRs); this is different than the "ex date" of the Tiziana Shares for the purposes of the corporate actions timetable of the London Stock Exchange plc, but the difference has no economic impact on holders of the ADRs.

The Company plans to file a registration statement for the new Accustem Shares with the SEC and create a new registered Accustem ADR program. The Accustem ADRs will be distributed to the holders of Tiziana ADRs as of the Record Date as and when the registration statements become effective. This is likely to be on or about the date upon which holders of Tiziana Shares receive their new Accustem Shares and it is further likely to be on or about the date upon which the new Accustem Shares are admitted to trading on the Main Market of the London Stock Exchange plc (subject to appropriate regulatory review and approvals). The Company will endeavour to ensure dates coincide for these events in so far as is practicable and will publish additional updates to timelines in due course.

For further enquiries:

United States Investors:

Dave Gentry RedChip Companies Inc.	Office +1 800 RED CHIP (733 2447) Cell +1 407-491-4498 (USA) dave@redchip.com

United Kingdom Investors:

Tiziana Life Sciences plc Hana Malik, Investor Relations	+44 (0)20 7495 2379